iEntertainment Network, Inc.
                  Prospectus Supplement Dated January 10, 2000
                     (To Prospectus Dated November 23, 1999)


         The following paragraphs are hereby added to the disclosure under the heading "Prospectus Summary Recent Developments" on page 3 of the prospectus:

         On January 7, 2000, the Company issued a press release substantially as follows:

          iEntertainment Network, a leading provider and operator of worldwide Internet entertainment communities, announced today it will launch a co-branded gaming site with Red Hat, Inc.

          Red Hat is a leader in open-source operating system software, services and information and distributes the popular Red Hat Linux OS.

          "This groundbreaking agreement provides iEntertainment Network with the opportunity to access the Red Hat Linux revolution and to provide our award-winning content to the open-source community," said Dave Murray, iEN's V.P of Marketing. "Red Hat is the clear leader in the open-source movement and we are eager to enter this phenomenal market."

          Under the agreement, the Red Hat Homepage will feature the "Geek Games" (http://www.gamesforgeeks.com) site which contains a wide variety of computer games as well as Linux gaming news updates. iEntertainment Network will also begin developing games using Red Hat Linux.

          In recent months, iEntertainment Network has signed contracts to provide entertainment content for Time Warner Entertainment's ENTERTAINDOM(R) (www.entertaindom.com) site and Earthlink's Games Arena (www.thegamesarena.com). In addition, iEntertainment Network has increased their Internet customer base by releasing new versions of their award-winning WarBirds and Dawn of Aces Internet flight simulation games, launching Hearts, Spades, Pinochle, Bridge, Rummy, Bingo eXtreme, completing their acquisition of the TheGamers.Net entertainment service, and establishing independent Bingo servers in both Germany and the UK.

          Founded in 1994, Red Hat, Inc. is the market leader in open-source operating system (OS) software, services and information. Along with its award-winning open-source Red Hat Linux OS, Red Hat offers a full line of services, including telephone support, on-site consulting, developer training, certification programs and priority access updates, making Red Hat a leading resource for knowledgeable, innovative, mission-critical open-source solutions. Red Hat shares all of its software innovations freely with the open-source community under the GNU General Public License (GPL). The official Red Hat Linux OS and related services are available directly from the company and


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          through its partner, distributor and reseller programs. Red Hat is based in Durham, N.C., and has offices worldwide.

          On January 10, 1999, the Company issued the following press release:

          iEntertainment Network announced today that company advertising impressions increased to 135 million in the 4th quarter from 94 million in the 3rd quarter. The company credited new relationships with EarthLink and Time Warner Entertainment as contributors to advertising gains.

          "During the fourth quarter, we launched EarthLink's Games Arena and we also began a new partnership providing content for Time Warner Entertainment's ENTERTAINDOM(R) site," said Dave Murray, iEntertainment Network's V.P. of Marketing. "The Internet advertising numbers generated from new relationships, combined with the ongoing growth of our existing sites, has resulted in a significant increase in our overall online advertising impressions.

          In addition to the two recent business relationships, iEntertainment Network has also released new versions of their award-winning WarBirds and Dawn of Aces Internet flight simulations, launched 5 new card games, 4 bingo eXtreme games and All Day Solitaire; and completed the acquisition of The Gamers.Net entertainment service.

          The company also reiterated that it has formally changed its name to iEntertainment Network from Interactive Magic. The name change was approved at the Company's annual meeting on December 30, 1999.